Brian L. Cantrell
Senior Vice President and
Chief Financial Officer
Phone: 918.295.7673
Email: Brian.Cantrell@arlp.com

May 2, 2008

Via Edgar and Facsimile (202) 772-9369

Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Chris White

RE:	Alliance Holdings GP, L.P.
Form 10-K for the year ended December 31, 2007
Filed March 7, 2008
File No.: 0-51952

Dear Mr. White:

This letter is to confirm your telephone conversation yesterday with our counsel, Mr. Will Giraud of Vinson & Elkins, regarding a request for an extension of time to respond to the comments contained in your letter dated April 24, 2008, regarding the above-referenced Form 10-K. As discussed, other matters, including attention to our first quarter Form 10-Q, will not permit us to respond within the timeframe set out in your letter.

We very much appreciate your consent to extend the comment response time to Thursday, May 29, 2008.

Very truly yours,

/s/ Brian L. Cantrell
Brian L. Cantrell
Senior Vice President and Chief Financial Officer

cc:	David P. Oleman, Vinson & Elkins

1717 South Boulder Avenue Tulsa, Oklahoma 74119

Mail: P.O. Box 22027 Tulsa, Oklahoma 74121-2027